Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

January 25, 2017

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on January 25, 2017 through the facilities of CNW and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines announces the appointment of Mr. Robert J. Chausse as Chief Financial Officer effective March 20, 2017.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

January 31, 2017

Richmont Mines Strengthens Its Senior Management Team and Appoints Mr. Robert J. Chausse as Chief Financial Officer

TORONTO, Ontario, Canada, January 25, 2017 - Richmont Mines Inc. (TSX - NYSE: RIC) (“Richmont” or the “Corporation”) announces the appointment of Mr. Robert J. Chausse as Chief Financial Officer effective March 20, 2017.

Rob brings with him an extensive background of more than 20 years of international finance and mining experience. Most recently Rob was Chief Financial Officer of Stornoway Diamonds, prior to which he was Executive Vice President & Chief Financial Officer of AuRico Gold from 2013 to 2015. His past experience also includes Vice President of Finance, Operations and Projects for Kinross Gold, a position he held from 2009 to 2013. He also served as Chief Financial Officer for Baffinland Iron Mines Corporation from 2006 to 2009 and held increasingly senior positions with Barrick Gold from 1998 to 2006. Rob received his Chartered Accountant designation in 1990.

“We are very pleased to have Rob join the Richmont team at such a pivotal time in the Corporation’s history. Rob’s collaborative leadership style, combined with the depth of his experience will be an asset for the company and our shareholders. His appointment significantly strengthens the senior management team and advances our strategic plan of positioning Richmont as a best-in-class gold producer.” stated Renaud Adams, CEO. “As an accomplished executive, Rob brings a solid background in the mining industry and a disciplined approach to value creation throughout the organization.”

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", “objective” and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

RICHMONT MINES INC.	PRESS RELEASE | Page 1